TRINIDAD
ENERGY SERVICES INCOME TRUST

82-34867

06013426

RECEIVED MAY 15 2006 PROCESSING SECTION WASH. DC 213

May 5, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's First Quarter Results – May 4, 2006. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Per: Jenna Francom

E. Tara Wood
Executive Assistant

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

5/15

2500, 700 - 9th Avenue SW, Calgary, AB T2P 3V4 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: **Thursday, May 4, 2006**
TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES FIRST QUARTER RESULTS – MARCH 31, 2006

The following is management's discussion and analysis ("MD&A") concerning the operating and financial results for the three months ended March 31, 2006, and its outlook based on information available as at April 28, 2006. The MD&A should be read in conjunction with the audited consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad" or "the Trust") for the year ended December 31, 2005. Additional information is also available on the Trust's website (www.trinidaddrilling.com) and all previous public filings, including the most recently filed Annual Report and Annual Information Form, which are available through SEDAR (www.sedar.com).

The MD&A contains certain forward-looking statements relating to the Trust's plans, strategies, objectives, expectations and intentions. Expressions such as "anticipate", "expect", "project", "believe", "estimate", and "forecast" should be used to identify these forward-looking statements. The Trust believes that the expressions reflected in those forward-looking statements are reasonable however such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. These statements speak only as of the date of the MD&A and the Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

FINANCIAL HIGHLIGHTS	**Three months ended March 31,**	
(thousands except unit and per unit data – Unaudited)	**2006**	**2005**
Revenue	**162,937**	74,115
Gross margin (1)	**84,689**	34,453
EBITDA (1)	**69,573**	29,736
Per unit (diluted)	**0.83**	0.58
EBITDA before unit based compensation (1)	**73,426**	29,876
Per unit (diluted)	**0.88**	0.58
Cash flow before change in non-cash working capital (1)	**70,742**	28,564
Per unit (diluted)	**0.84**	0.56
Distributions paid and declared	**21,370**	9,105
Distributions paid and declared per unit (basic)	**0.26**	0.18
Payout ratio (2)	**30%**	32%
Net earnings	**39,984**	15,978
Per unit (basic)	**0.49**	0.32
Per unit (diluted)	**0.48**	0.31
Net earnings before unit based compensation	**43,837**	16,118
Per unit (diluted)	**0.52**	0.32
Units outstanding – basic (weighted average) (3)	**81,515,476**	49,995,385
Units outstanding – diluted (weighted average) (3)	**83,742,614**	51,103,279

(1) Readers are cautioned that Gross Margin, EBITDA and Cash flow before change in non-cash working capital do not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers; however, the Trust does compute Gross Margin, EBITDA and Cash flow before change in non-cash working capital on a consistent basis for each reporting period. EBITDA refers to earnings of the Trust before interest, taxes and depreciation and amortization and Cash flow before change in non-cash working capital refers to the amount of cash that is expected to be available for distribution to unitholders.
(2) Payout ratio is calculated as distributions paid and declared divided by cash flow before changes in non-cash working capital.
(3) Basic and diluted units outstanding include trust units to be issued upon conversion of exchangeable shares.

OPERATING HIGHLIGHTS	Three months ended March 31	
	2006	**2005**
Operating days – drilling		
Canada	**4,184**	3,544
United States	**1,447**	-
Rate per drilling day (CDN $)		
Canada	**23,579**	20,121
United States	**21,596**	-
Utilization rate – drilling		
Canada	**86%**	76%
United States	**85%**	-
CAODC industry average	**81%**	71%
Drilling rigs operating		
Canada	**56**	52
United States	**21**	-
Utilization rate for service rigs	**85%**	69%
Service rigs operating	**17**	9
Coring and surface casing rigs operating	**17**	-

OVERVIEW

Oil and gas commodity prices remained strong throughout the first quarter which continued to boost demand for drilling rigs across the industry. The warm weather that hindered drilling activity in the first quarter of 2005, reducing utilization levels to 71%, was not an issue in 2006 as cooler weather throughout the period allowed many of the rigs to continue operating until the end of the period. The Trust's continued focus on delivering superior performance to its customers allowed Trinidad to exceed the industry utilization levels. This higher utilization, in addition to the increased fleet, has provided for significant revenue growth in the period. Operations in the United States also added to the increased revenue and strong financial results for the quarter by increasing the drilling fleet by 21 rigs from the comparative quarter and adding an additional four rigs in comparison to year-end. These rig additions increased the Trust's overall drilling days by 1,447 contributing to revenue growth of $31.0 million. Furthermore, the increased revenue generated in the United States will continue to add stability to the Trust's cash flow throughout the year as it is not impacted by road bans which typically prohibit the movement of rigs in the Trust's Canadian operations during spring breakup.

Construction continued throughout the period on the Trust's commitment to build 29 new drilling rigs, including the seven rigs which were announced in the first quarter of 2006, of which four rigs were completed and put into operation. Additionally, two rigs which were under construction and acquired through the Cheyenne acquisition at the end of the year commenced operation increasing the overall rig count to 77 at March 31, 2006 from 71 at December 31, 2005. Progress on the rig construction program continues to be a major focus of the Trust to ensure unitholder return.

Effective March 16, 2006, the Trust acquired Mastco Derrick Services Ltd. ("Mastco") for consideration of $61.8 million comprised of $24.7 million in trust units and $37.1 million in cash. Mastco designs, manufactures, sells and refurbishes drilling rigs and related equipment and this acquisition diversifies the Trust allowing it to compete with other integrated drilling contactors with manufacturing and fabrication capabilities. It also positions Trinidad favorably to execute on its rig construction program through strategic business relationships with distributors which will provide increased access to equipment suppliers and delivery on equipment and components at reduced costs. Furthermore, on an ongoing basis Mastco will improve the Trust's operational flexibility with the completion of regular maintenance and recertification which will maximize both utilization and cash flows.

	2006		2005				2004		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Financial Highlights									
(millions except per unit data – Unaudited)									
Revenue	**162.9**	106.4	75.3	32.5	74.1	58.8	30.4	17.1	32.2
Gross margin (1)	**84.7**	46.4	31.8	7.8	34.5	26.8	11.9	4.0	14.1
Net earnings (loss)	**40.0**	19.4	13.8	(1.8)	16.0	15.1	1.4	0.3	4.0
Depreciation and amortization	**13.1**	9.5	8.1	3.4	7.5	6.0	3.3	2.4	3.0
Unit based compensation	**3.8**	0.6	0.5	2.0	0.1	(4.8)	2.7	(0.3)	2.6
Future income tax expense (recovery)	**13.9**	5.5	1.7	(4.0)	5.0	3.5	(0.1)	(1.8)	1.6
Other	**(0.1)**	-	-	-	-	-	-	-	-
Cash flow before change in non-cash working capital (1)	**70.7**	35.0	24.1	(0.4)	28.6	19.8	7.3	0.6	11.2
Earnings (loss) per unit (diluted)	**0.48**	0.29	0.21	(0.03)	0.31	0.33	0.04	0.01	0.13
Cash flow before change in non-cash working capital per unit (diluted) (1)	**0.84**	0.51	0.37	(0.01)	0.56	0.43	0.19	0.02	0.38
Operating Highlights									
Operating days – drilling									
Canada	**4,184**	3,795	3,487	1,472	3,544	3,011	1,898	1,052	1,868
United States	**1,447**	235	37	-	-	-	-	-	-
Rate per drilling day (CDN $)									
Canada	**23,579**	23,280	19,196	19,448	20,121	18,942	15,331	15,312	16,482
United States	**21,596**	19,245	20,122	-	-	-	-	-	-
Utilization Rate – drilling									
Canada	**86%**	78%	73%	31%	76%	76%	61%	37%	87%
United States	**85%**	83%	100%	-	-	-	-	-	-
CAODC industry average	**81%**	71%	63%	32%	71%	62%	46%	30%	73%
Drilling rigs operating									
Canada	**56**	54	52	52	52	51	35	31	31
United States	**21**	17	1	-	-	-	-	-	-
Utilization for service rigs	**85%**	67%	61%	41%	69%	61%	47%	48%	57%
Service rigs operating	**17**	16	16	9	9	8	8	7	8
Coring and surface casing rigs operating	**17**	17	18	18	-	-	-	-	-

(1) Readers are cautioned that Gross margin and Cash flow before change in non-cash working capital and per unit information does not have a standardized meaning prescribed by GAAP; however, the Trust does compute Gross margin and Cash flow before change in non-cash working capital and the per unit information on a consistent basis for each reporting period.

Results from operations

The integration of prior acquisitions, geographical diversification of the Trust's operations and focus on providing accretive growth to its unitholders continued to provide strong operating results. Throughout the first quarter oil and gas prices remained high and the industry continued to operate at peak capacity. These favorable market conditions allowed Trinidad to capitalize on its prior acquisitions, including Cheyenne Drilling which placed an established fleet of drilling rigs in the US market and increased its combined operating days by 59% to 5,631 from 3,544 in the first quarter of 2005. Furthermore, the execution of the Trust's rig construction program continues to provide additional revenue growth as four rigs were completed and put into operation in the quarter. Strong market conditions and the expansion of the Trust's fleet increased overall revenue by 120% for the first quarter from $74.1 million in 2005 to $162.9 million in 2006, of which the US operations contributed $31.0 million and 35% of the 120% growth in overall revenue. Industry rig utilization was reflective of the longer winter drilling season due to cooler weather conditions and a later spring breakup

than 2005. These factors increased the industry average from 71% in 2005 to 81% for the first quarter 2006. Trinidad's utilization for the same period increased from 76% to 86%, exceeding the industry utilization for the quarter by 6%.

The well servicing division also contributed to the increased revenue as a result of higher utilization levels and the expansion of its fleet through the acquisition of Summit in the latter part of 2005. Throughout 2005 most of the well servicing fleet was moved from the Lloydminster region where it was predominantly focused on maintenance and workover services to Grande Prairie where its predominant focus was completions work. This change focused the well servicing division on higher margin work with higher utilization levels, increasing revenue throughout the period. The acquisition of Titan and expansion of operations into the United States was also instrumental in increasing revenue quarter over quarter, demonstrating the significant changes that the Trust has undergone over the last year. Cooler weather throughout the period also enabled Titan to complete much of the coring operations in the oil sands originally scheduled for the latter part of 2005 contributing to the overall revenue increase in the first quarter.

Consolidated gross margin increased by $50.2 million, from $34.5 million in 2005 to $84.7 million for the first quarter in 2006 and consolidated gross margin percentages also increased to 52.0% from 46.6%. Higher margins are reflective of changes in the composition of the Trust's operations and diversification of its revenue composition. Increased demand for drilling rigs continues to increase day rates and changes in Trinidad's drilling rig fleet to include deeper drilling rigs continues to increase overall margins. As well, drilling rigs in the United States typically produce higher margins which will continue to positively impact overall margins as the Trust continues to expand its operations and deploy rigs in the US. Trinidad Well Servicing and Titan have also contributed to overall margin increases as they pursue higher margin work in the Grande Prairie region and oil sands, respectively.

Operating and general and administrative expenses

Operating costs increased to $78.3 million for the first quarter 2006, from $39.6 million in 2005, an increase of 97.7%. The increase in operating costs is directly related to the increase in revenue and expansion of Trinidad's operations to include the United States and Titan.

General and administrative expenses were $11.5 million as compared to $4.6 million in the prior quarter as a result of the Trust's growth over the past year. Despite increased costs, Trinidad has maintained conservative expenditure levels to ensure accretive growth for unitholders, with general and administrative expenses as a percentage of revenue remaining relatively consistent at 7.0% for 2006 and 6.2% for 2005.

Foreign exchange gain

In the third quarter of 2005 the commencement of operations through the release of the first newly constructed drilling rig in the United States resulted in a revaluation of the US operations into Canadian currency for the purposes of financial reporting. The acquisition of Cheyenne Drilling and continued deployment of drilling rigs in the United States has reduced the US reliance on the Canadian operations, which has resulted in the US operations being considered a self sustaining operation for the purpose of consolidation for the first quarter of 2006. Therefore, upon consolidation the US operations gains and losses due to fluctuations in the foreign currency exchange rates are deferred on the balance sheet as a component of equity, however gains and losses in the Canadian entity on US denominated balances continue to be recognized in the income statement. For the first quarter 2006 the Trust recognized $0.2 million in unrealized gains on the fluctuation of its intercompany balances between the US and Canadian operations.

Unit based compensation

Unit based compensation increased from $0.1 million in 2005 to $3.9 million in 2006 as a result of rights granted to employees in the first quarter which increased unit based compensation for the period.

Depreciation and amortization

Depreciation and amortization increased 75% from $7.5 million in the first quarter of 2005 to $13.1 million in 2006. On a per drilling day basis depreciation rates have increased by $219 per drilling day from $2,109 to $2,328. Changes in the composition of Trinidad's asset base through acquisitions and the current rig construction program have resulted in Trinidad adding drilling rigs with increased drilling depth, increasing the

capital cost of Trinidad's asset base and the per day depreciation rate. However, depreciation per drilling day has decreased from the fourth quarter 2005 from $2,357 to $2,328 per drilling day. This reduction is due to management re-assessing the useful lives of the drilling and well servicing rigs and as a result increasing the useful life of its drilling rigs from 3,300 drilling days (10% salvage value) to 4,200 drilling days (10% salvage value) and its well servicing rigs from 15 years (20% salvage value) to 24,000 hours (20% salvage value) to be more reflective of the actual use of the assets.

Interest

Throughout 2005 and into 2006 advances were made on the Trust's credit facility as Trinidad continued to execute on its commitment to build an additional 29 drilling rigs in both Canada and the United States. These advances increased long-term debt from $77.5 million at the end of the first quarter 2005 to $130.5 million in 2006. The additional borrowings over the year increased overall interest expense for the first quarter by 109% from $1.1 million in 2005 to $2.3 million in 2006.

Income taxes

Trinidad's current income tax expense increased 50% in the first quarter from $0.2 million in 2005 to $0.3 million in 2006. The increase in current income tax expense is a result of increases in the Trust's capital structure, including the share offerings that were completed for the rig construction program and the acquisition of Cheyenne in 2005. These increases were partially offset by lower rates as Canada Revenue Agency phases out capital taxes on large corporations.

Future income tax expenses increased $8.9 million, from $5.0 million to $13.9 million. The increased expense resulted from high depreciation rates on capital assets for tax purposes, increasing the taxable temporary difference between the accounting value and the tax value on the Trust's fixed assets. The effective tax rate on earnings in the first quarter of 2006 has remained consistent year-over-year.

Net earnings and cash flow

Consolidated net earnings for the first quarter 2006 increased to $40.0 million from $16.0 million in 2005 representing a 150% increase from prior year as a result of Trinidad capitalizing on the strong market conditions and continuing to diversify its business while maintaining conservative spending to maximize unitholders return. Increases in overall revenue and gross margin were offset through higher depreciation as a result of increased drill days and increased future income taxes. Cash flow from operations before change in non-cash working capital for the first quarter was $70.7 million ($0.84 per unit (diluted)) from $28.6 million ($0.56 per unit (diluted)) for the comparative quarter in 2005. This 147% growth for the Trust is a result of following an investment strategy designed to provide accretive growth for unitholders.

LIQUIDITY AND CAPITAL RESOURCES *(thousands – Unaudited)*	**March 31, 2006**	December 31, 2005
Working Capital	**15,821**	45,289
Operating line of credit	**25,000**	-
Current portion of long term debt	**21,770**	9,494
Long term debt	**108,686**	95,956
Total debt	**155,456**	105,450
Total debt as a percentage of assets	**16.1%**	12.7%
Net debt	**92,865**	50,667
Total assets	**964,303**	833,316
Total long term liabilities	**156,327**	125,344
Total long term liabilities as a percentage of assets	**16.2%**	15.0%
Unitholders' equity	**689,910**	641,430
Debt to unitholders' equity	**22.5%**	16.4%

During the first quarter of 2006 Trinidad was focused on the execution of the rig construction program and advances were made on the Trust's debt facility throughout the period in order to finance this construction. Total additional capital outlays throughout the quarter of $31.9 million and the acquisition of Mastco which was funded through $37.1 million in cash were financed through internal cash flow and advances from the Trust's long-term debt, contributing to the $50.0 million increase over the period. Advances on this facility have increased total debt as a percentage of assets from 12.7% to 16.1% and increased net debt by $42.2 million as advances on the debt facility are being invested into long-term assets. Trinidad's working capital position remains strong, despite a decrease in the quarter from $45.3 million to $15.8 million, a decrease of $29.5 million. Internal cash flows which were used to fund both the Mastco acquisition and rig construction program have resulted in this reduction of working capital, however the Trust continues to be in a strong financial position as it moves forward into the second quarter.

Unitholders' equity has increased throughout the period as a result of $24.7 million of trust units that were issued to the former shareholders of Mastco and net income, net of distributions paid, of $18.6 million. In addition, as a result of debt levels increasing over the period, debt to unitholders' equity has increased to 22.5% from 16.4%.

Effective April 18, 2006 the Trust closed a new global syndicated debt facility structured by GE Energy Financial Services and syndicated by GE Capital Markets, Inc. which increased the principal available from $250.0 million to a facility comprised of a $250.0 million Canadian revolving loan, a $100.0 million Canadian five-year term loan and a $125.0 million US five-year term loan. These facilities in aggregate represent a combined Canadian debt capacity of approximately $494.0 million and will provide increased flexibility to manage the rig construction program and pursue other opportunities for construction and acquisitions as they become available. The members of the syndicate group include major Canadian, American and international financial institutions.

In 2005 and early 2006 Trinidad announced its intent to expand its existing drilling fleet through the construction of 29 new diesel electric drilling rigs which will be deployed in both Canada and the United States. This construction program has enabled the Trust to actively pursue growth opportunities in the market and provide accretive growth to its unitholders. All of the rigs are backed by take-or-pay contracts which provide for committed drilling days and drilling rates over the next three to five years. Furthermore, the cost of construction on five of the rigs has been partially financed through customer contributions, to be returned in equal payments upon the delivery of each rig. Total capital costs of construction are expected to be $393.0 million, of which approximately $114.4 million has been paid as at March 31, 2006. Four of these rigs were completed and deployed in 2005 and an additional three in the first quarter of 2006.

UNITHOLDERS' CAPITAL *(thousands – Unaudited)*	**March 31, 2006**	December 31, 2005
Unitholders' capital	**659,150**	621,972
Exchangeable Shares	**9,805**	19,602

Unitholders' capital increased by $37.2 million in the first quarter, with the issuance of an additional 2.9 million trust units. The expansion of the Trust's operations through the acquisition of Mastco Derrick Services Ltd., which was financed through internal cash flow and the issuance of 1.5 million trust units ($24.7 million), improves the operational flexibility for the Trust on an ongoing basis by enhancing Trinidad's ability to deliver on its current rig construction program, complete future rig recertifications and execute on maintenance programs. In addition, the conversion of 175,000 Initial Series exchangeable shares ($1.4 million) to 202,294 trust units, 795,435 Series C exchangeable shares ($8.4 million) to 831,906 trust units and the conversion of 392,098 options and rights ($2.3 million) into trust units affected unitholders capital throughout the quarter. Unitholders' capital on April 28, 2006 was $659.9 million (81,985,566 units).

DISTRIBUTIONS	Three months ended March 31,			
(thousands except unit and per unit data – Unaudited)	**2006**		2005	
Cash flow before changes in non-cash working capital	**70,742**	**100%**	28,564	100%
Distributions paid & declared	**(21,370)**	**30%**	(9,105)	32%
Cash retained for growth, debt reduction & future distribution	**49,372**	**70%**	19,459	68%
Cash flow before change in non-cash working capital per unit (basic (1))	**0.87**		0.57	
Distributions paid & declared per unit	**(0.26)**		(0.18)	
Cash retained per unit	**0.61**		0.39	
Quarter ending annualized distribution per unit	**1.14**		0.78	

(1) Includes trust units to be issued upon conversion of exchangeable shares.

During the three months ended March 31, 2006 Trinidad distributed $21.4 million dollars, an increase of $12.3 million, or 134.7%, from the comparative quarter in the prior year. Annualized distributions have increased 46.2% from $0.78 per unit to $1.14 per unit. The Trust manages its distributions based on a payout ratio goal of up to 75%, and the remainder is retained for future growth opportunities, debt repayment, or incremental distributions to unitholders.

SEASONALITY

The Trust operates the majority of its fleet in Western Canada and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

The Trust's expansion to the US market has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the United States operators can work throughout the year. This increased number of operating days throughout the year will allow the Trust to better manage its business with more sustainable cash flows throughout the annual cycle.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires that certain estimates and judgments be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgment. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the Trust's operating environment changes.

Depreciation

The accounting estimate that has the greatest impact on the Trust's financial results is depreciation. Depreciation of the Trust's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Trust's capital assets.

Effective January 1, 2006 the Trust re-assessed the useful life of its drilling and well servicing rigs for purposes of determining depreciation expense. As a result of this evaluation the Trust has increased the useful life of its drilling rigs from 3,300 drilling days (10% salvage value) to 4,200 drilling days (10% salvage value). This change in estimate has been applied prospectively and resulted in a reduction of depreciation expense of $1.1 million. In addition, the Trust has changed its policy for depreciating its well servicing rigs from 15 years (20% salvage value) to 24,000 hours (20% salvage value) to be more reflective of the useful life of the assets. This change in policy has been applied retroactively. The impact on prior years

was immaterial for restatement and resulted in an increase of $0.2 million in depreciation expense for its well servicing rigs for the three months ended March 31, 2006.

Unit based compensation

Compensation expense associated with rights at grant date are estimates based on various assumptions such as volatility, annual distribution yield, risk free interest and expected life using the Black-Scholes methodology to produce an estimate of the fair value of such compensation.

Allowance for doubtful accounts receivable

The Trust performs credit evaluations of its customers and grants credit based on past payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. The Trust's history of bad debt losses has been minimal and generally limited to specific customer circumstances; however, given the cyclical nature of the oil and gas industry, the credit risks can change suddenly and without notice.

Goodwill

In accordance with Canadian Generally Accepted Accounting Principles, the Trust performs an annual goodwill impairment test in the first quarter of each fiscal year. This test was performed and no goodwill impairment exists.

CHANGES IN ACCOUNTING POLICY

Effective January 1, 2006, the Trust changed from the temporal method of foreign currency translation to the current rate method to account for the Trust's US operations. Based on events since December 31, 2005, Trinidad Drilling US is now considered a self-sustaining operation; hence the revenues and expenses of the subsidiary are translated at the average exchange rate for the period while assets and liabilities are translated at the current exchange rate in effect at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the cumulative translation account in unitholders' equity. The change in accounting policy has been applied prospectively and resulted in a foreign exchange loss of $2.1 million being deferred and recorded in the cumulative translation account as at January 1, 2006.

OUTLOOK

The demand for drilling assets has continued to exceed supply both in Canada and the United States. The acquisition of Cheyenne and the deployment of the US rig construction program places Trinidad in a favorable position to be able to capitalize on increased demand in both countries. Operations in the United States will also allow the Trust to stabilize cash flows throughout the year due to less pressure from seasonal fluctuations seen in Canada. Higher day rates and utilization levels across the industry should continue throughout the year increasing the overall revenue for the Trust. In addition, the rig construction program will add significantly to drilling depths of the Trust's current fleet diversifying Trinidad's asset base to include deeper drilling rigs which typically obtain higher day rates, utilization levels and margins as compared with other rigs of shallower capabilities.

With the acquisition of Mastco, Trinidad has diversified its operations by integrating its current rig fleet with the expertise of a company that designs, manufactures, sells and refurbishes drilling rigs and related equipment. This provides Trinidad with increased flexibility over the current rig construction program providing an improved ability to control the delivery of rigs. In addition, this acquisition will provide Trinidad with increased access to equipment suppliers on an ongoing basis to complete routine maintenance and recertifications and will reduce the overall cost of the rig construction program.

Commodity pricing for both oil and gas is expected to remain strong as global demand for commodities continues to exceed current supply. The current industry well count forecast for Western Canada, based on the Petroleum Service Association of Canada's drilling forecast, has been increased to approximately 25,000 wells in 2006. In order to meet these increasing demands Trinidad will continue to execute on its construction program and is continually seeking out additional investment opportunities in order to increase our capacity. We are focused on continuing to add to our distribution capabilities by accretively growing our business. All capital investments will continue to be evaluated based on return on capital and focused on low risk operating environments.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 101 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 17 service rigs that have been completely retrofitted or are new within the past five years and 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

"signed" Michael E. Heier

Chairman of the Board
Chief Executive Officer

"signed" Brent J. Conway

Chief Financial Officer

For further information please contact:

Michael Heier, Chairman & Chief Executive Officer or Brent Conway, Chief Financial Officer at:
Phone: 403.265.6525 Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

CONSOLIDATED BALANCE SHEETS
(thousands - Unaudited)

	March 31, 2006	December 31, 2005
Assets		
Current assets		
Cash and cash equivalents	**345**	11,749
Accounts receivable	**129,385**	96,764
Prepaid expenses	**4,157**	2,092
Future income taxes	**-**	1,226
	133,887	111,831
Deposit on capital assets	**142,462**	73,859
Capital assets	**607,705**	567,387
Goodwill	**79,701**	79,429
Deferred finance costs	**548**	810
	964,303	833,316
Liabilities		
Current liabilities		
Operating line of credit	**25,000**	-
Accounts payable and accrued liabilities	**58,538**	49,275
Accrued trust distributions (note 7)	**7,774**	6,707
Current portion of deferred revenue	**4,984**	1,066
Current portion of long term debt	**21,770**	9,494
	118,066	66,542
Deferred revenue	**5,907**	388
Long term debt	**108,686**	95,956
Future income taxes	**41,734**	29,000
	274,393	191,886
Unitholders' equity		
Unitholders' capital (note 5)	**659,150**	621,972
Exchangeable shares (note 5)	**9,805**	19,602
Contributed surplus	**9,410**	5,949
Cumulative translation adjustment	**(976)**	-
Accumulated trust distributions (note 7)	**(105,879)**	(84,509)
Accumulated earnings	**118,400**	78,416
	689,910	641,430
	964,303	833,316

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS
(thousands except unit and per unit data – Unaudited)

	Three months ended March 31, 2006	2005
Revenue	**162,937**	74,115
Expenses		
Operating	**78,248**	39,662
General and administrative	**11,476**	4,577
Foreign exchange gain	**(213)**	-
Unit based compensation	**3,853**	140
Depreciation and amortization	**13,107**	7,476
Interest	**2,327**	1,142
Earnings before income taxes	**54,139**	21,118
Income taxes		
Current tax expense	**273**	170
Future tax expense	**13,882**	4,970
	14,155	5,140
Net earnings	**39,984**	15,978
Accumulated earnings - beginning of year	**78,416**	30,988
Accumulated earnings - end of period	**118,400**	46,966
Earnings per unit		
Basic	**0.49**	0.32
Diluted	**0.48**	0.31
Weighted average number of trust units		
Basic	**81,515,476**	49,995,385
Diluted	**83,742,614**	51,103,279

CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands – Unaudited)

	Three months ended March 31, 2006	2005
Cash provided by (used in)		
Operating activities		
Net earnings for the period	**39,984**	15,978
Items not affecting cash		
Depreciation and amortization	**13,107**	7,476
Unit based compensation	**3,853**	140
Future income tax expense	**13,882**	4,970
Unrealized foreign exchange gain	**(213)**	-
Other	**129**	-
Cash flow from operations before change in non-cash working capital	**70,742**	28,564
Net change in non-cash operating working capital	**(4,501)**	(9,288)
	66,241	19,276
Investing activities		
Increase in deposits on capital assets	**(7,915)**	(9,561)
Acquisition of Mastco Derrick Service Ltd. (note 4)	**(37,080)**	-
Purchase of capital assets	**(53,533)**	(14,346)
Proceeds from dispositions	**395**	128
Change in non-cash working capital item – accounts payable and accrued liabilities	**(11,475)**	455
	(109,608)	(23,324)
Financing activities		
Decrease in bank overdraft	**-**	(152)
Increase in line of credit	**25,000**	2,500
Increase in long term debt – net	**25,006**	10,062
Net proceeds from unit issues (note 5)	**2,269**	376
Trust unit distribution	**(21,370)**	(9,105)
Debt financing costs	**(61)**	-
Change in non-cash working capital item – accrued distributions	**1,067**	367
	31,911	4,048
Cash flow from operating, investing and financing activities	**(11,456)**	-
Effect of translation on foreign currency cash	**52**	-
Decrease in cash for the period	**(11,404)**	-
Cash - beginning of period	**11,749**	-
Cash - end of period	**345**	-
Interest Paid	**2,108**	1,249
Taxes Paid	**1,601**	216

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. ACCOUNTING POLICIES

These consolidated interim financial statements are prepared by management, in accordance with Canadian Generally Accepted Accounting Principles, and follow the same accounting policies and methods as the audited consolidated financial statements for the year ended December 31, 2005, except as noted below, and therefore do not contain all of the disclosures required for the annual financial statements. As a result, the unaudited consolidated interim financial statements should be read in conjunction with the consolidated financial statements contained in the annual report for the year ended December 31, 2005.

2. CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

Foreign Currency Translation

Effective January 1, 2006, the Trust changed from the temporal method of foreign currency translation to the current rate method to account for the Trust's US operations. Based on events since December 31, 2005, Trinidad Drilling US is now considered a self-sustaining operation; hence the revenues and expenses of the subsidiary are translated at the average exchange rate for the period while assets and liabilities are translated at the current exchange rate in effect at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the cumulative translation account in unitholders' equity. The change in accounting policy has been applied prospectively and resulted in a foreign exchange loss of $2.1 million being deferred and recorded in the cumulative translation account as at January 1, 2006.

Depreciation

Effective January 1, 2006 the Trust re-assessed the useful life of its drilling and well servicing rigs for purposes of determining depreciation expense. As a result of this evaluation the Trust has increased the useful life of its drilling rigs from 3,300 drilling days (10% salvage value) to 4,200 drilling days (10% salvage value). This change in estimate has been applied prospectively and resulted in a reduction of depreciation expense of $1.1 million. In addition, the Trust has changed its policy for depreciating its well servicing rigs from 15 years (20% salvage value) to 24,000 hours (20% salvage value) to be more reflective of the useful life of the assets. This change in policy has been applied retroactively. The impact on prior years was immaterial for restatement and resulted in an increase of $0.2 million in depreciation expense for its well servicing rigs for the three months ended March 31, 2006.

3. SEASONALITY

The Trust operates the majority of its fleet in Western Canada and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

The Trust's expansion to the US market has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the United States operators can work throughout the year. This increased number of operating days throughout the year will allow the Trust to better manage its business with more sustainable cash flows throughout the annual cycle.

4. ACQUISITION

Mastco Derrick Services Ltd.

Effective March 16, 2006 the Trust amalgamated one of its wholly owned subsidiaries with Mastco Derrick Services Ltd. ("Mastco") for consideration of $61.8 million, subject to a net working capital adjustment. The acquisition was funded through internal cash flow of $37.1 million and the issuance of 1,494,557 trust units with a deemed value of $24.7 million. As at April 28, 2006 the purchase price allocation has not yet been finalized and the purchase price is currently held as deposit on capital assets.

5. UNITHOLDERS' CAPITAL

Authorized
Unlimited number of trust units, voting, participating

Unitholders' Capital Issued and Outstanding *(thousands except unit data)*	**March 31, 2006**		December 31, 2005	
	Number of Units	**Amount $**	Number of Units	Amount $
Unitholders capital – opening balance	**78,909,976**	**621,972**	45,898,116	222,815
Trust units issued – for cash, net of issue costs	**-**	**-**	24,590,144	308,522
Trust units issued to former shareholders on acquisitions	**1,494,557**	**24,720**	3,782,746	56,363
Trust units issued on conversion of exchangeable shares	**1,034,200**	**9,797**	4,158,022	31,986
Trust units issued on exercise of options and rights	**392,098**	**2,269**	480,948	1,977
Contributed surplus transferred on exercised options and rights	**-**	**392**	-	309
Unitholders' capital – ending balance	**81,830,831**	**659,150**	78,909,976	621,972

A subsidiary of the Trust has issued the following exchangeable shares:

Exchangeable Shares *(thousands except unit data)*	**March 31, 2006**		December 31, 2005	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Exchangeable shares – opening balance	**2,007,883**	**19,602**	3,948,718	30,800
Exchangeable shares issued, Series C – Titan purchase	**-**	**-**	1,961,132	20,788
Exchangeable shares exchanged, Initial Series	**(175,000)**	**(1,365)**	(1,707,162)	(13,316)
Exchangeable shares exchanged, Series B	**-**	**-**	(1,641,026)	(12,800)
Exchangeable shares exchanged, Series C	**(795,435)**	**(8,432)**	(553,779)	(5,870)
Exchangeable shares – ending balance	**1,037,448**	**9,805**	2,007,883	19,602

The exchange ratio for the initial series exchangeable shares is 1.16220 and the trust units issuable upon conversion are 494,550. All Series B exchangeable shares were converted in the prior year. The exchange ratio for the Series C exchangeable shares is 1.06171 and the trust units issuable upon conversion are 649,679.

6. UNIT OPTION AND RIGHTS PLAN

Unit option plan

The Trust Unit Option Plan provides for unit options to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. The following table sets out unit options that are outstanding under the Unit Option plan:

	March 31, 2006		December 31, 2005	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Outstanding – beginning of period	**19,850**	**2.25**	107,729	1.97
Granted during the period	**-**	**-**	-	-
Exercised during the period	**(5,850)**	**2.25**	(87,879)	1.91
Returned during the period	**-**	**-**	-	-
Outstanding – end of period	**14,000**	**2.25**	19,850	2.25

Trust unit rights incentive plan

On May 2, 2003 the Trust established the Trust unit rights incentive plan to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. The following table sets out unit options that are outstanding under the Trust unit rights incentive plan:

	March 31, 2006		December 31, 2005	
	Number of rights	**Weighted average exercise price**	Number of rights	Weighted average exercise price
Outstanding – beginning of period	**5,746,326**	**9.64**	3,928,738	7.62
Granted during the period	**2,317,527**	**16.83**	2,257,724	12.22
Exercised during the period	**(386,248)**	**5.84**	(393,069)	4.60
Returned during the period	**-**	**-**	(47,067)	6.34
Outstanding – end of period	**7,677,605**	**12.00**	5,746,326	9.64

7. RECONCILIATION OF CASH AVAILABLE FOR DISTRIBUTION AND ACCUMULATED CASH DISTRIBUTIONS

	Three months ended March 31,	
(thousands)	**2006**	2005
Cash flow before change in non-cash working capital	**70,742**	28,564
Cash distributions paid and declared (1)	**21,370**	9,105
Funds retained for growth capital expenditures and future distributions	**49,372**	19,459
Accumulated cash distributions – beginning of period	**84,509**	32,604
Cash distributions	**13,596**	5,984
Distributions declared and payable	**7,774**	3,121
Accumulated cash distributions - end of period	**105,879**	41,709

(1) Distributions are comprised of $19.2 million related to interest expense and the remaining $2.2 million allocated to dividends and return of capital.

8. COMMITMENTS

In 2005 and early 2006 Trinidad announced its intent to expand its existing drilling fleet through the construction of 29 new diesel electric drilling rigs which will be deployed in both Canada and the United States. This construction program has enabled the Trust to actively pursue growth opportunities in the market and provide accretive growth to its unitholders. All of the rigs are backed by take-or-pay contracts which provide for committed drilling days and drilling rates over the next three to five years. Furthermore, the cost of construction on five of the rigs has been partially financed through customer contributions, to be returned in equal payments upon the delivery of each rig. Total capital costs of construction are expected to be $393 million, of which approximately $114.4 million has been paid as at March 31, 2006. Four of these rigs were completed and deployed in 2005 and an additional three in the first quarter of 2006.

9. SEGMENTED INFORMATION

The acquisition of Cheyenne, which closed December 20, 2005, and the current rig construction program has diversified the Trust's operations from its primary geographic focus in Western Canada to include locations in the United States, including the Rocky Mountain region, Mid Continent region, and the Texas and Oklahoma region. This acquisition added additional rigs of varying depths and capabilities to the current drilling fleet operating in the Canadian market complementing the current drilling operations. Despite the similarities in the assets acquired, the increased management depth in the United States and the varying conditions between the Canadian and United States market has resulted in management evaluating the Trust's performance on a geographically segmented basis.

	Three months ended March 31, 2006		
(thousands)	**Canada**	**United States**	**Total**
Revenue	**131,922**	**31,015**	**162,937**
Gross margin	**66,606**	**18,083**	**84,689**
Net earnings	**32,762**	**7,222**	**39,984**
Depreciation and amortization	**9,228**	**3,879**	**13,107**
Unit based compensation	**3,853**	**-**	**3,853**
Future income tax expense	**9,266**	**4,616**	**13,882**
Unrealized foreign exchange gain	**(213)**	**-**	**(213)**
Other	**-**	**129**	**129**
Cash flow before change in non-cash working capital	**54,896**	**15,846**	**70,742**
Capital expenditures (including acquisitions and deposits)	**98,458**	**25,068**	**123,526**
Total Assets	**653,620**	**310,683**	**964,303**
Goodwill	**37,115**	**42,586**	**79,701**

The Trust's operations were focused in Canada during the comparable quarter in 2005; hence comparative figures are not shown above.

10. SUBSEQUENT EVENTS

Effective April 18, 2006 the Trust closed a new global syndicated debt facility structured by GE Energy Financial Services and syndicated by GE Capital Markets, Inc. which increased the principal available from $250.0 million to a facility comprised of a $250.0 million Canadian revolving loan, a $100.0 million Canadian five-year term loan and a $125.0 million US five-year term loan. These facilities in aggregate represent a combined Canadian debt capacity of approximately $494.0 million and will provide increased flexibility to manage the rig construction program and pursue other opportunities for construction and acquisitions as they become available. The members of the syndicate group include major Canadian, American and international financial institutions.

The revolving facility requires monthly interest payments and is renewable annually subject to mutual consent of the lenders and the Trust maintaining compliance with certain financial covenants and other conditions. To the extent that the facility is not renewed the drawn principal would be due one year later. The Canadian and US term loans are five-year loans with one percent annual amortization. The Canadian term loan requires monthly interest payments based on a spread over the current one, two or three month BA rate and the US term loan requires monthly interest payments based on a spread over the current one, two or three month LIBOR rate. These facilities are secured by a general security agreement covering substantially all of the Trust's assets.

Subsequent to the closure of the new debt financing $130.0 million was drawn under the Canadian facilities and $125.0 million USD was drawn under the US term loan. The proceeds were used to repay the existing debt facilities and approximately $80.0 million USD was retained as cash and will be used to fund the current US rig construction program.

11. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with current year's presentation. Such reclassification did not impact previously reported net income or retained earnings.

TRINIDAD
ENERGY SERVICES INCOME TRUST

SUPPL

SEC MAIL RECEIVED PROCESSING
MAY 15 2006
WASH, D.C. 213 SECTION

May 5, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's press releases dated April 18th and May 4th. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Per: Jenna Francom

E. Tara Wood
Executive Assistant

2500, 700 - 9th Avenue SW, Calgary, AB T2P 3V4 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: May 4, 2006

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION INCREASE

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that its monthly cash distribution to unitholders will be increased by 2.0 cents to 11.5 cents per trust unit per month ($1.38 per annum) commencing with the distribution to be paid June 15, 2006 to unitholders of record on May 31, 2006.

The Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com , or registered unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 101 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 17 service rigs that have been completely retrofitted or are new within the past five years and 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: April 18, 2006

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES LOAN FACILITY INCREASE

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") ("Trinidad" or, the "Trust") is pleased to announce that its wholly owned subsidiary, Trinidad Drilling Ltd., has successfully closed a new syndicated loan facility to increase the principal available from $250.0 million to a facility comprised of a $250.0 million CDN revolver and a $125.0 million CDN five-year term facility. Additionally, Trinidad USA Partnership LLLP, a United States subsidiary of the Trust, has successfully closed a $125.0 million US dollar five-year term facility. These facilities in aggregate (the "Facility") represent a combined CDN debt capacity of approximately $494 million. The structure of the Facility will lower the overall borrowing cost of the Trust and provide more flexibility to manage the Trust's capital structure given the new scope of its operations in the United States. In addition, it will allow Trinidad to continue with the execution of its construction program and to pursue opportunities for additional construction and acquisitions.

The Facility was structured by GE Energy Financial Services and syndicated by GE Capital Markets, Inc. The members of the syndicate group include major Canadian, United States and international financial institutions. The revolving facility requires monthly interest payments. This facility is renewable annually subject to mutual consent of the lenders and the Trust maintaining compliance with certain financial covenants and other conditions. To the extent that the facility is not renewed, the drawn principal would be due one year later. The Canadian and US term loans are five-year loans with a one-percent annual amortization. The term loans contain the same financial covenants and other conditions as the revolving facility. The US term loan requires monthly interest payments based on a spread over the current one, two or three month LIBOR rate. The Canadian term loan requires monthly interest payments based on a spread over the current one, two or three month BA rate. The Facility is secured by a general security agreement covering substantially all of Trinidad Drilling Ltd's and the Trust's subsidiaries' assets.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 101 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 17 service rigs that have been completely retrofitted or are new within the past five years. Trinidad also operates 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and